Citigroup Managed Futures LLC
                              731 Lexington Avenue
                                   25th Floor
                            New York, New York 10022



January 9, 2008

Mail Stop 4561
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VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
  Attn: Kevin Woody
        Branch Chief

Re:  Citigroup Fairfield Futures Fund L.P. II (the "Partnership")
     Form 10-K for the fiscal year ended December 31, 2006
     File No. 000-51282
     ------------------------------------------------------------------

Ladies and Gentlemen:

Pursuant to your comment letter dated December 21, 2007, the Partnership acknowledges that:

     o the adequacy and accuracy of the disclosure in its 2006 Form 10-K is the responsibility of the Partnership;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership's 2006 Form 10-K; and

     o the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. * * * *

Please feel free to call the undersigned at (212) 559-5046 with any questions.

Very truly yours,

/s/ Jennifer Magro

Jennifer Magro
Chief Financial Officer


cc:  Rita M. Molesworth
     Gabriel Acri
     Mark Rakip, Securities and Exchange Commission